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         June 30, 2020

       Madeleine Cammarata
       Chief Executive Officer
       Green Stream Holdings Inc.
       16620 Marquez Ave.
       Pacific Palisades, CA 90272

                                                        Re: Green Stream
Holdings Inc.
                                                            Form 10-12G
                                                            Filed May 1, 2020
                                                            File No. 000-53279

       Dear Ms. Cammarata:

               We issued comments to you on the above captioned filing on May 28, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 15, 2020.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any questions.




         Sincerely,


         Division of Corporation Finance

         Office of Real Estate & Construction
       cc:                                              Jonathan Leinwand, Esq.